SYNDICATION NET.COM, INC.
                              1250 24TH STREET, NW
                                    SUITE 300
                             WASHINGTON, D.C. 20037



                                 August 25, 2003


VIA ELECTRONIC SUBMISSION
-------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


      Re:   Syndication Net.com, Inc. (the "Company")
            Registration Statement on Form SB-2
            Filed July 7, 2004
            File No. 333-117197


Ladies and Gentlemen:

      We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Stephen M. Fleming at 212-398-1494.


      Thank you for your assistance in this matter.



                            Syndication Net.com, Inc.

                            By: /s/ Brian Sorrentino
                                ------------------------
                                Brian Sorrentino
                                CEO